Exhibit 6

STILWELL VALUE PARTNERS I, L.P.

26 Broadway, 23rd Floor

New York, New York 10004

(212) 269-5800

May 14, 2008

By Messenger, Federal Express and Facsimile

Board of Directors

Prudential Bancorp Inc. of Pennsylvania

1834 Oregon Avenue

Philadelphia, Pennsylvania 19145

Attn:	Joseph W. Packer, Chairman of the Board Regina Wilson, Corporate Secretary

Re: Demand to Prosecute Action or Take Corrective Measures

Dear Sirs:

Stilwell Value Partners I, L.P. (“SVP”) demands that you commence and prosecute an action on behalf of Prudential Bancorp Inc. of Pennsylvania (the “Company”) against the directors of the Company or take the corrective measures listed below. This demand is written in accordance with Section 7.03 of the ALI Principles of Corporate Governance: Analysis and Recommendations. SVP is a shareholder of the Company and first purchased shares on May 8, 2005.

Summary

SVP demands that the Company take steps to require the directors of the Company to faithfully discharge their fiduciary duties of loyalty and good faith owed to the Company and to prevent them from acting contrary to those duties. As described below, the Company’s directors, unless measures are taken, will continue to act in contravention of their undivided duty of loyalty to the Company by seeking to cause the Company to implement certain stock plans that will operate to enrich the directors and as to which they have a blatant conflict of interest and which create the appearance of a conflict of interest that is independently damaging to the Company. For no apparent reason other than advancing their own financial interests, the directors have deliberately manipulated the timing of a shareholder vote on the stock plans in a manner intended to avoid and prevent a meaningful vote by all of the shareholders of the Company and which puts them in a direct conflict of interest – i.e., they acted in a disloyal, conflicted manner (timing the vote) to allow them to perpetuate a conflict of interest (voting themselves plans). By this demand, SVP seeks to compel the directors to reform their behavior and to conform their conduct to the standard required under Pennsylvania law and the Company’s own Code of Conduct.

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May 14, 2008

Additionally, we believe that director John Judge’s condition has and will continue to hamper his ability to perform his duties as a director of the Company. Mr. Judge, who is at least 87 years old, suffers from very labile hypertension. Mr. Judge may also be suffering from senile dementia likely caused by the hypertension. Mr. Judge (and the other directors) should recognize, or reasonably recognize, that Mr. Judge can no longer perform his functions consistent with his fiduciary duties as a Company director. Mr. Judge should resign or be removed.

Relevant Parties

SVP is a Delaware limited partnership with its principal place of business located in the State of New York. SVP’s general partner is Stilwell Value LLC, a Delaware limited liability company with its principal place of business in New York. The managing and sole member of Stilwell Value LLC is Joseph Stilwell, who has sole authority to direct the investment decisions of SVP, including its stock purchases of the Company.

The Company is a publicly traded corporation organized under the laws of Pennsylvania whose principal place of business is located in Philadelphia, Pennsylvania. The Company is the sole owner of Prudential Savings Bank (the “Bank”), a Pennsylvania chartered savings bank.

Thomas A. Vento is now, and at all relevant times has been, a director of the Company, the Bank, and Prudential Mutual Holding Company (“MHC”). MHC owns 55% of the stock of the Company and controls the affairs of the Company and the Bank. In addition to being a director of the Company and MHC, Vento is now, and at all relevant times has been, the President and Chief Executive Officer of the Company, MHC, and the Bank.

Jerome R. Balka, John P. Judge, Joseph W. Packer, A.J. Fanelli, and Francis V. Mulcahy are now, and at all relevant times have been, directors of the Company, MHC, and the Bank.

Vento, Balka, Judge and Packer have served as directors of the Company, the Bank, and MHC since their inception in 2004 and are referred to collectively as the “Original Directors.” The Original Directors together with Fanelli and Mulcahy, who became directors of the Company, MHC, and the Bank in August 2005, are referred to as the “Directors.”

Facts

The Vote

In June 2004, the Original Directors caused the Bank to adopt a “plan of reorganization” and related “plan of stock issuance” to convert the Bank from a mutual savings bank structure to a mutual holding company structure. As a mutual savings bank, the

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May 14, 2008

Bank was controlled by the Original Directors; the Bank’s depositors were members of the Bank but did not control its affairs. As a mutual savings bank, the Bank had no capital stock and no shareholders. The Original Directors perpetuated themselves in office.

The reorganization plan provided that the Bank would become a wholly-owned subsidiary of the Company, both of which would be organized as stock companies. The Company, in turn, would always, as a matter of law, be majority-owned by MHC and the stock in the Company not held by MHC would be offered for sale to the depositors of the Bank and the public. Under the plan, MHC would be organized as a mutual holding company and would not have any shareholders. MHC would be controlled by its Board of Directors (i.e. the Directors) who would be able to elect themselves to the MHC board without input from the Bank’s depositors. The Directors would also have sole authority respecting all of MHC’s decisions, including the voting by MHC of its majority holdings in the Company.

As part of the reorganization, the Company developed a “stock option plan” and an associated “stock recognition and retention plan” (collectively, the “Stock Plans”). The Stock Plans would be established for the benefit of the Company’s directors, officers, and employees, and a committee of the Directors would determine the size of the awards under the Stock Plans. The Stock Plans are to be funded with 565,368 shares (stock option plan) and 226,147 shares (stock recognition and retention plan).

The Stock Plans will greatly enrich the Directors. Under the Stock Plans, an executive officer (such as Mr. Vento) may receive up to 25% of the options available under the stock option plan. Non-employee directors, such as the remaining Directors, may each receive up to 5% of the options available under the stock option plan. Upon information and belief, the stock recognition and retention plan, which involves awards of restricted stock, does not include limitations on awards.

The reorganization was completed on March 29, 2005. As a result of the reorganization, the Bank was wholly owned by the Company, which in turn was owned by MHC which held 55% of the stock of the Company. The other 45% of the stock of the Company was held by the investing public. The Original Directors became directors of the Bank, the Company, and MHC, and as such, were able from that point forward to control the actions of the Bank, the Company, and MHC. Under the reorganized structure the Original Directors, and now the Directors, control the actions of the Bank, the Company, and MHC due to their overlapping director positions. Under the reorganized structure, the Original Directors, and now the Directors, perpetuate themselves in their director positions because as directors of the Company they may nominate themselves for reelection to director positions and as directors of MHC, they control how MHC votes.

At the time the reorganization was completed, the Company had not formally adopted or implemented the Stock Plans. However, the Original Directors anticipated that the Stock Plans would be adopted six months after completion of the reorganization and that the Stock Plans would be implemented during the first year after the conversion. This six-month to one-year period is referred to as the “Window.” This anticipated

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schedule for adoption and implementation carried with it important protections to assure that the Stock Plans were not the product of self-dealing, but rather adopted and implemented in accordance with the Directors’ undivided duty of loyalty to the Company. Under the federal regulatory regime applicable to implementation of the Stock Plans, the Company could not implement the Stock Plans in the Window without securing approval by a majority vote of the shares in the Company held by the public. In other words, during the Window, the Directors could not cause MHC, as owner of a majority of the Company’s shares, to approve implementation of the Stock Plans because of the “majority of the minority” voting requirement in the regulations of the Federal Deposit Insurance Corporation. 12 C.F.R. § 333.4

In addition to protections afforded by the “majority of the minority” voting requirement, as a publicly traded company with its stock listed on NASDAQ, the Company is required by Section 406(c) of the Sarbanes-Oxley Act (15 U.S.C. §7264) to adopt a “code of ethics” applicable to senior financial officers, including its chief executive officer (Vento), and under the rules of NASDAQ, to adopt a “code of conduct” applicable to all directors, officers and employees. On or about November 17, 2004, the Company adopted a code of conduct (the “Code”) applicable to the Original Directors and now the Directors. Under the Code, the Directors are required to certify in writing that they will “comply in good faith with the provisions and the spirit of the aforementioned Code.” (Emphasis supplied).

Among other things as relevant herein, the Code requires “all of [the Company’s] directors, officers and employees . . . to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities . . . and to avoid misconduct and conflicts of interest and the appearance of conflicts of interest.” The Code explains that this is necessary “[i]n order to assure the proper and ethical performance of our business and to maintain the confidence of the public, our customers and our shareholders in Prudential Bancorp, Inc. of Pennsylvania and our subsidiary, Prudential Savings Bank.” In addition, the Code requires the “maintenance of high standards of honesty, integrity, impartiality and conduct [because it] is essential to assure the proper performance of [the Company’s] business and the maintenance of the public’s trust.” Furthermore, there must be “close observance” of the standards including the standard “that all directors, officers, employees and other representatives must avoid potential conflicts of interest [and]. . . . [t]he appearance of a conflict of interest may be just as damaging to [the Company’s] reputation as a real conflict.”

On May 9, 2005, SVP made its first purchase of the Company stock and through June 2005 acquired over one million shares of the Company stock. On or about June 16, 2005, the Company and Vento were informed that SVP and other related investors who collectively held the largest minority stake in the Company (the “Stilwell Group”) owned in excess of five percent of the Company’s shares and would shortly file a Schedule 13D with the Securities and Exchange Commission disclosing the Stilwell Group’s stock purchases and investment intentions. The Company and Vento also learned that Joseph Stilwell (or another representative of the Stilwell Group), in view of the Stilwell Group’s equity stake and Mr. Stilwell’s financial experience, wished to be named a Company di-

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rector. The Company and Vento were informed that if SVP’s request were not accepted, SVP might oppose adoption of the Stock Plans and solicit proxies from the other minority shareholders whose votes would be determinative in the Window to oppose the Stock Plans.

The Original Directors, and ultimately the Directors, however, had no intention of appointing Mr. Stilwell a director nor were they willing to risk the defeat of the Stock Plans which offered them substantial financial benefits.

Recognizing that they would be defeated if the Stock Plans were put to a vote of the “majority of the minority” in the Window and they would not be able to reap the rewards under the Stock Plans, the Original Directors and ultimately the Directors abandoned their intention to submit the Stock Plans to a vote in the Window. Instead, Vento and others, through the Company’s counsel, sought and received an interpretation of the FDIC’s regulation regarding the Window to the effect that the regulation would not be applicable outside the one-year period from the date of the reorganization. Under the interpretation, after March 29, 2006, the Directors believed they could adopt the Stock Plans and submit them to a shareholder vote, and through their positions on the MHC board, cause MHC, through its majority ownership of the Company, to approve the Stock Plans that would then serve to enrich the very Directors who would orchestrate this outcome.

Accordingly, the conflicted and self-interested Directors, in an act designed to enrich themselves, chose not to submit the Stock Plans to a vote in the Window and to resist any effort by SVP to cause the vote to occur within the Window or to exclude consideration of MHC’s share ownership in a vote on the Stock Plans outside the Window. Instead, they intentionally delayed adoption of the Stock Plans until April 6, 2006, at which time the Company publicly announced the adoption of the Stock Plans and the intent to submit the Stock Plans to a vote of the Company shareholders in which MHC’s vote of its majority interest in the Company allegedly will count toward determining approval of the Stock Plans.

When faced with SVP’s legal challenge to their conduct in October 2006, instead of objectively considering SVP’s complaint, the conflicted and self-interested Directors employed the resources of the Company to defend their self-interested decision to delay the vote on the Stock Plans until after the Window had expired.

The Directors have deliberately chosen to advance their own self-interests in the Stock Plans at the expense of the minority shareholders’ rights and in contravention of their duties to the Company. In addition to manipulating the timing of the vote on the Stock Plans in an effort to assure its outcome, on information and belief, the Directors have refused to consider alternatives that would assure recognition of the minority shareholders’ rights to influence the outcome of the vote on the Stock Plans. The Directors’ conduct alleged herein is a breach of good faith and their undivided duty of loyalty to the Company and is a violation of the letter and spirit of the Code. Among other things, the Directors could still submit the Stock Plans to a vote that would require approval by a

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“majority of the minority.” The Directors should also be required to reimburse the Company for the sums expended in defending SVP’s legal challenge.

Based on the foregoing, the Company should take the corrective action referenced in the previous paragraph or prosecute an action against the Directors seeking to obtain the relief specified therein.

John Judge

Mr. Judge, who is at least 87 years old, suffers from very labile hypertension, and, according to a sworn statement from his physician, sitting for a deposition would put him at significant risk for a potentially fatal stroke or heart attack. (See Order, 2/29/08, ECF No. 61; E.D. Pa. Case 2:06-cv-04432-WY.) Mr. Judge’s condition has not improved. Mr. Judge may also be suffering from senile dementia likely caused by his hypertension. Mr. Judge (and the other Directors) should recognize, or reasonably recognize, that Mr. Judge can no longer perform the functions of a director with reasonable care or otherwise fulfill his fiduciary duties as a director. Mr. Judge should resign or be removed.

Conclusion

I look forward to your complete and proper attention to these matters.

Very truly yours,
/s/ Joseph Stilwell
Joseph Stilwell Managing Member of Stilwell Value LLC, General Partner of Stilwell Value Partners I, L.P.

Copies to:

Thomas A. Vento

Jerome R. Balka

John P. Judge

A.J. Fanelli

Francis V. Mulcahy